UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                               Smart & Final, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    831683107
       -----------------------------------------------------------------
                                 (CUSIP Number)

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 4, 2000
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.




                                          (Continued on following pages)
-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 831683107

    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Casino USA, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|

                                                                        (b)  |_|

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*

          OO, WC (See Item 3.)

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              |_|

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

           California

                              7       SOLE VOTING POWER
                                      16,687,860
    NUMBER OF SHARES
    BENEFICIALLY OWNED BY     8       SHARED VOTING POWER
     EACH REPORTING                   17,285,360
      PERSON
       WITH                   9       SOLE DISPOSITIVE POWER
                                      16,687,860

                             10       SHARED DISPOSITIVE POWER
                                      17,285,360
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,285,360

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           59.3%

   14      TYPE OF REPORTING PERSON*

           CO

     This Amendment No. 4 (this "Amendment") amends the Schedule 13D dated July 17, 1998, as previously amended (the "Schedule 13D" or "this Statement"), of Casino USA, Inc., a California corporation ("Casino USA"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Smart & Final, Inc., a Delaware corporation (the "Company").

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     As described under Item 4 below, the parent of Casino USA, Casino Guichard-Perrachon, S.A. ("Casino"), through Cuersup S.A., a wholly-owned subsidiary of Casino ("Cuersup"), has acquired in open market purchases 301,900 shares of Common Stock. The aggregate amount of funds utilized to purchase such shares was $2,344,648.60, all of which came from the working capital of Casino.

Item 4.    Purpose of Transaction.
           ----------------------

     Casino, which is the parent of Casino USA and indirectly the principal shareholder of the Company, between January 13 and February 4, 2000, purchased in the open market, through Cuersup, 301,900 shares of Common Stock. The purpose of these purchases was to increase Casino's investment in the Company in view of what Casino believed to be attractive market conditions. Depending on market conditions and other factors it deems relevant, Casino may in the future acquire additional shares of Common Stock in the open market or otherwise.

Item 5.    Interest in Securities of the Issuer.
           -------------------------------------

     (a) and (b) Casino USA is the beneficial owner of 17,285,360 shares of Common Stock, which represent approximately 59.3% of the shares of Common Stock issued and outstanding (based on 29,136,995 shares of Common Stock outstanding as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended October 10, 1999). Casino USA has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, 16,687,860 of the shares of Common Stock beneficially owned by it and may be deemed have the shared power to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, 597,500 shares owned by Casino through Cuersup.

     (c) The table below sets forth information with respect to all transactions in shares of Common Stock effected during the last 60 days by Casino USA, or to the best of its knowledge, by Casino, Cuersup or any of the persons identified in Item 1 of the Schedule 13D. Unless otherwise indicated, all such transactions were purchases of shares of Common Stock for cash by Cuersup effected in the open market on the New York Stock Exchange, Inc.

       DATE                  NUMBER OF SHARES         PRICE PER SHARE*
       ----                  ----------------         ----------------

January 13, 2000                   600                      7.3725

January 13, 2000                50,000                      7.5600

January 13, 2000                26,000                      7.8100

January 18, 2000                46,000                      7.8725

January 18, 2000                 5,000                      7.8100

January 19, 2000                 5,000                      7.7475

January 20, 2000                15,000                      7.9975

January 24, 2000                 5,000                      8.0600

January 25, 2000                15,000                      8.0600

January 26, 2000                20,000                      7.8100

January 31, 2000                 1,800                      7.6225

February 1, 2000                 1,500                      7.6225

February 1, 2000                50,000                      7.6850

February 2, 2000                41,000                      7.6225

February 4, 2000                20,000                      7.9975


--------------------
*    Including commissions.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2000

                                                  CASINO USA, INC.


                                                  By: /s/ Andre Delolmo
                                                      -----------------
                                                       Name:  Andre Delolmo
                                                       Title: President